Exhibit (a)(1)(AA)

INCREASED ALL CASH OFFER

by

ECHO PHARMA ACQUISITION LIMITED

for

ELAN CORPORATION, PLC

Echo Pharma Acquisition Limited (“Royalty Pharma”) announces that, by means of a revised offer document dated 23 May 2013 (the “Revised Offer Document”) and this advertisement, Royalty Pharma is revising its offer to acquire the entire issued and to be issued share capital of Elan Corporation, plc (“Elan”) on the terms, and subject to the conditions, set out in the Revised Offer Document and in the acceptance documents relating thereto (the “Revised Acceptance Documents”).

The Increased Offer Price is US$12.50 in cash per Elan Share (including each Elan Share represented by an Elan ADS).

Terms defined in the Revised Offer Document shall bear the same meaning when used in this advertisement.

The full terms and conditions of the Increased Offer (including details of how the Increased Offer may be accepted) are set out in the Revised Offer Document and the Revised Acceptance Documents.  This advertisement alone does not constitute and must not be construed alone as the Increased Offer.  Elan Stockholders who accept the Increased Offer may rely only on the Revised Offer Document and the Revised Acceptance Documents for all the terms and conditions of the Increased Offer.  The Revised Offer Document is available on Royalty Pharma’s website at www.royaltypharma.com.

The Increased Offer will be open for acceptance until 1:00 p.m. (Irish time) / 8:00 a.m. (New York City time) on 6 June 2013 (or such later time(s) and/date(s) to which the Increased Offer may be extended).

The Increased Offer is, by means of this advertisement, extended to all persons to whom the Revised Offer Document may not be despatched and who hold, or who are entitled to have allotted or issued to them, Elan Shares (including Elan Shares represented by Elan ADSs).  Such persons are informed that if they wish to receive copies of the Revised Offer Document and/or the Revised Acceptance Documents, they should contact:

(If you hold Elan Shares either in certificated form or in CREST)	(If you hold Elan ADSs)

Capita Registrars (Ireland) Limited Call on: (+353) 1 553 0090	MacKenzie Partners, Inc. If you are calling from within the United States:
(operates 9:00a.m. to 5:00p.m. (Irish time) Mon-Fri (other than public holidays))	Call toll-free: (800) 322-2885; or Call collect: (212) 929-5500 If you are calling from outside the United States: Call on: +1 212 929-5500 (Operates 8:00a.m. to 9:00p.m. (New York City time) Mon-Fri)

The Increased Offer is not being made, directly or indirectly, in or into or by the use of mails, or by any means or instrumentality (including, without limitation, facsimile transmission, telex and telephone) of interstate or foreign commerce, or of any facility of a national securities exchange, of any jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction and, subject to certain exceptions, the Increased Offer cannot be accepted by any such use, means, instrumentality or facility or from within any jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction.  Accordingly, copies of the Revised Offer Document, the Revised Acceptance Documents and any other accompanying documents are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent, into or from any jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction and persons receiving the Revised Offer Document, the Revised Acceptance Documents and any other accompanying documents (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions, as doing so may invalidate any purported acceptance of the Increased Offer.

Any person (including, without limitation, any custodian, nominee or trustee) who intends to, or who may be under a contractual or legal obligation to, forward the Revised Offer Document, the Revised Acceptance Documents and/or any other related documentation to any jurisdiction outside Ireland, the United Kingdom and the United States should inform themselves of, and observe, any applicable legal or regulatory requirement of such jurisdictions.  Further details in this regard are contained in the Revised Offer Document.

The directors of Royalty Pharma accept responsibility for the information contained in this advertisement.  To the best of the knowledge and belief of the directors of Royalty Pharma (having taken all reasonable care to ensure that such is the case), the information contained in this advertisement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The managing member of RP Management, LLC (“RP Management”) accepts responsibility for the information contained in this advertisement.  To the best of the knowledge and belief of the managing member of RP Management (having taken all reasonable care to ensure that such is the case), the information contained in this advertisement for which he accepts responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan, together with its affiliate J.P. Morgan Cazenove (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the Increased Offer and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of J.P. Morgan or its affiliates, or for providing advice in relation to the Increased Offer or any other matters referred to in this advertisement.

BofA Merrill Lynch, together with its subsidiary Merrill Lynch International (which is authorised and regulated by the Financial Conduct Authority in the United Kingdom), is acting exclusively for Royalty Pharma and RP Management in connection with the Increased Offer and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to clients of Merrill Lynch International or its affiliates or for providing advice in relation to the Increased Offer or any other matters referred to in this advertisement.

Groton Partners is acting exclusively for Royalty Pharma and RP Management in connection with the Increased Offer and for no one else, and is not, and will not be, responsible to anyone other than Royalty Pharma and RP Management for providing the protections afforded to its clients or for providing advice in relation to the Increased Offer or any other matters referred to in this advertisement.

Echo Pharma Acquisition Limited is a private limited company incorporated under the laws of Ireland with registration number 525315, having its registered office at 70 Sir John Rogerson’s Quay, Dublin 2, Ireland.  Its directors are Pablo Legorreta, Susannah Gray and George Lloyd.

23 May 2013